News Release	Platinum Group Metals Ltd. Suite 328 – 550 Burrard Street, Vancouver V6C 2B5 Telephone: (604) 899-5450 Fax: (604) 484-4710
No. 05-114 September 8, 2005

Platinum Group Metals Moves to Further Expand Project 1 of the

Western Bushveld JV and Define Project 2

Vancouver/Johannesburg September 8, 2005… Platinum Group Metals Ltd. (“PTM”) (TSX: PTM, OTCBB: PTMQF) is building on the positive recommendations of the Independent Preliminary Assessment and Scoping Study Report (“Scoping Study”), announced August 12, with five drilling rigs operating on the Western Bushveld Joint Venture property.  This larger drilling program is designed to define and potentially expand “Project 1” and outline “Project 2”.

Project 1 (15%) and Project 2 (25%) cover approximately 40% of the 67 square kilometres included in the Western Bushveld Joint Venture (“WBJV”).

The objectives of the drilling program, now underway, are to:

1)

expand the identified 4.7 million ounce Inferred Resource of platinum, palladium rhodium and gold (4E, PGEs)

2)

advance Project 1 towards feasibility study including the required indicated resource confidence and provide information to optimize the mine plan

3)

provide large diameter core samples for metallurgical test work on Project 1 for the mill design

“The economic valuation in the Scoping Study was completed based on drilling information up to Hole 18 and this alone provided strong indicative returns on the Inferred Resource of 4.7 million ounces,” said R. Michael Jones, President of Platinum Group Metals. “Since July 1, an additional 30 holes have been completed and further drilling is now underway. The results from the additional holes drilled will be announced as they are added to the project resource model and will provide further definition to the Western Bushveld Joint Venture.”

The Scoping Study concluded that on Project 1 alone there are sufficient resources to warrant additional drilling and definition with the objective of a pre-feasibility study.  The mine design proposed is a Merensky Reef, twin shaft mine and would access 4.3 million ounces (13.87 Mt at 9.67 g/t 4E Inferred Resource) at a target of 250,000 ounces of PGEs per year with a life of 14 years.

An additional resource of 400,000 ounces of Merensky and UG2 Reef material was not included in the Scoping Study’s initial value calculations. Some or all of this resource may be added to the project resource model when further drill information is assessed. Drilling to date has also identified Merensky and UG2 reef intercepts for over 3 kilometres along strike past the Project 1 resource area into the Project 2 area.

“The Scoping Study provided confirmation of the value of the WBJV’s Initial Resource and has shown that PTM’s work of the last six months has been an excellent investment,” said Mr. Jones. “This project is a priority for PTM and we will continue to implement the recommendations of the Study.”

Western Bushveld Joint Venture Milestones:

Resource Update, Project 1	November 2005
Drilling Update, Project 2	November 2005
Revised Project Scope and Resource	December 2005
Drilling Update, All Projects	May 2006

Pre-Feasibility Study, Project 1	July 2006
Resource Calculation, Project 2	August 2006
Final Feasibility, Project 1	December 2006

The Western Bushveld Joint Venture ownership is 37%PTM, 37% Anglo Platinum, and 26% Africa Wide Mining. PTM will earn its 37% by spending Rand 35 million over 5 years and will maintain its interest through capital expenditures. PTM has invested approximately Rand 13 million (US$ 2.1M, C$ 2.6M) in the WBJV to date. The current ongoing drilling program is budgeted at Rand 7million (US$ 1.1M, C$ 1.4M).

About Platinum Group Metals Ltd.  (www.platinumgroupmetals.net)

PTM is based in Vancouver, BC, Canada and Johannesburg, South Africa, with a dual-continent management team who provide successful track records of more than 20 years in exploration, mine discovery, mine construction, and mine operations.

Formed in 2000, the Company is focused on the development of platinum operations in both countries. PTM holds significant mineral rights in the Northern and Western Limbs of the Bushveld Igneous Complex of South Africa including a large scale joint venture with Anglo Platinum Limited in the Western Limb of the Bushveld Complex. The Western Bushveld Joint Venture, where PTM has the right to earn a 37% interest, includes an inferred resource of 4.7 million ounces of platinum, palladium, rhodium, and gold with further areas under drilling investigation.  The WBJV commenced on January 26, 2005.

PTM is also the largest mineral rights holder in the area surrounding Canada's only primary platinum and palladium mine near Thunder Bay, Ontario.

For US investors: SEC Form 20F, File No. 0-30306

On behalf of the Board of

Platinum Group Metals Ltd.

“R. Michael Jones”

R. Michael Jones
President and Director

For further information contact:
R. Michael Jones, President or John Foulkes, Manager Corporate Development Platinum Group Metals Ltd., Vancouver Tel: (604) 899-5450 / Toll Free: (866) 899-5450	Larry Roth Roth Investor Relations, NJ Tel: (732) 792-2200

The TSX Exchange has not reviewed and does not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management. There can be no assurance that any of the assumptions in the Preliminary Assessment will be supported by a Feasibility Study or will come to pass. Data is incomplete and considerable additional work will be required to complete further evaluation including but not limited to drilling, engineering and socio-economic studies and investment. No firm quotes for costs have been received. The legal right to mine the project discussed has not been confirmed or applied for and the process for such application is new in South Africa and untested. The potential capital cost of the project is beyond the current means of the Company and there can be no assurance that financing for further work will be available.

Note to U.S. Investors: Investors are urged to consider closely the disclosure in our Form 20F, File No. 0-30306, available at our office:  Suite 328-550 Burrard Street, Vancouver BC, Canada, V6C 2B5 or from the SEC: 1(800) SEC-0330. The US Securities and Exchange Commission does not recognize the reporting of Inferred Resources. These resources are reported under Canadian National Instrument 43-101 and have a great amount of uncertainty and risk as to their existence and economic and legal feasibility. It cannot be assumed that all or any part of Inferred Resources will ever be upgraded to a higher category. Under Canadian Rules estimates of Inferred Mineral Resources may not form the sole basis of feasibility studies or pre-feasibility studies. US INVESTORS ARE CAUTIONED NOT TO ASSUME THAT PART OR ALL OF AN INFERRED RESOURCE EXISTS, OR ARE ECONOMICALLY OR LEGALLY MINEABLE.